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SEC FILE NUMBER
000-26339

CUSIP NUMBER
48203R104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	June 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Juniper Networks, Inc.

Full Name of Registrant

Former Name if Applicable
1194 N. Mathilda Ave.

Address of Principal Executive Office (Street and Number)
Sunnyvale, CA 94089

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
As previously announced by Juniper Networks, Inc. (the “Company”), the Audit Committee of the Board of Directors has been conducting an investigation into the Company's stock option practices and has reached a preliminary conclusion that the actual measurement dates for financial accounting purposes of certain stock option grants issued in the past differ from the recorded grant dates of such awards. On August 9, 2006, upon the recommendation of management and the Audit Committee, the Board of Directors of the Company concluded that financial statements and all earnings press releases and similar communications issued by the Company relating to periods beginning on or after January 1, 2003 should no longer be relied upon, including the Company's financial statements for fiscal years 2003, 2004 and 2005, the interim periods contained therein, and the quarter ended March 31, 2006. The Company intends to restate its financial statements as a result of the independent investigation as necessary, but has not determined the amount of such charges, the resulting tax and accounting impact, or which specific periods require restatement. The independent investigation is ongoing, and there can be no assurance that additional adjustments will not be required. As a result of the ongoing investigation, the Company was unable to prepare restated financials prior to the prescribed due date of August 9, 2006 for the Form 10-Q for the quarter ended June 30, 2006. Consequently, the Company is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 within the prescribed period without unreasonable effort or expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Mitchell L. Gaynor	(408)	745-2000
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to record additional stock based compensation and related charges which will impact its financial results. No reasonable estimate of the impact of the charges can be determined at this time, as the Company’s independent investigation is ongoing and the Company continues work on a determination of the accounting impact of the identified matters.

Juniper Networks, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2006	By	/s/ Robert R.B. Dykes

		Name:	Robert R.B. Dykes
		Title:	Executive Vice President and Chief Financial Officer